82-3936

phoenix canada oil company limited


06019161

SUPPL

third quarter report

30 September 2006

dlw 12/14

Phoenix Canada Oil Company Limited

Management's Report to Shareholders — Third Quarter 2006:

A major milestone has been reached – U.S. Patent No. 7,122,171 has been granted on the innovative hydrogen gas generation technology on which Phoenix holds exclusive rights through our U.S. subsidiary, Phoenix International Energy Inc. The long term Technology License Agreement entered into with a major U.S. research university provides for worldwide Phoenix exclusivity for a period of 20 years beyond the initial 17-year life of the patent.

The U.S. Patent issue establishes that no "prior art" has been disclosed as contesting our proprietary technology – and validates what we denote as the "foundation" technology for generating very low cost hydrogen gas from a common water feedstock. Passing this milestone also enhances the credibility of the technology – which confirms a longer term corporate "hard asset" that secures our investment commitments.

By way of concurrent applications made under the International Patent Cooperation Treaty (PCT) system, the foundation intellectual property has now been protected in all major industrial nations for a period of up to 30 months. Individual national patent applications are under evaluation for definitive filings during 2007.

Hydrogen gas generation, as a primary energy resource, may be critical to the survival of our planet's energy-dependent civilization as we now know it. Hydrogen is by far the most abundant of the Earth's elements, accounting for about 75% of its mass and 90% of its atoms. Presently, upwards of 95% of all hydrogen is produced through the process of steam reformation of natural gas – obviously requiring significant energy inputs to both produce the steam and by depleting natural gas reserves consumed for the feedstock.

Among many additional industrial applications, hydrogen gas is essential for the upgrading and refining of the bitumen (very heavy oil) produced from Alberta's Athabasca tar sands. This special tar sands application does not take into account the massive energy requirements for materials handling in the mining operation – and separately for the process of hot water separation of the bitumen from the tar sand deposit. The widely publicized plans to sharply increase tar sands bitumen production over the next decade will be reflected in the explosive growth of Alberta's industrial hydrogen markets.

The following are a selection of environmental and economic considerations that highlight the impact of the widespread availability of low cost hydrogen gas:

- The Phoenix hydrogen generation system is sustainable, renewable and 100% clean and environmentally benign in both its production and combustion cycles.
- Hydrogen's generation and consumption in substantially all fuel energy applications will promote climate stability and eliminate greenhouse gas emissions – no carbon dioxide – no nitrogen oxides (NOX) – and no sulphur oxides (SOX) – all primary contributors to global warming and acid rain.

. . . . 2

- The Phoenix hydrogen gas production process is inherently minimal in cost – employing common water feedstock and activated by the complete spectrum of solar light energy.
- The hydrogen generation process is catalytic – which means that the catalysts employed (PGMs and other elements) are not materially consumed nor degraded in the gas production cycle.
- The combustion products of hydrogen-fueled *in situ* power plants and related energy markets will be water and oxygen. In arid regions, the produced, clean and pure water in the system may be recycled and/or conserved for re-use.
- The Phoenix technology, upon commercialization, will generate a REPLACEMENT fuel (not an "alternative" fuel) for the widest range of conventional energy markets.
- The Phoenix technology is not in competition with the myriad of fuel cell developments – the Phoenix system proposes to produce hydrogen fuel for all energy markets and for all fuel applications.
- The project R&D financing will be funded from the current Phoenix free cash resources – no equity dilution for additional financing is presently foreseen.

Management suggests that the successful commercialization of the proprietary Phoenix hydrogen gas generation technology has the potential for materially impacting the economic future of the massive oil and gas (and coal and nuclear) industries.

per: S. Donald Moore; President
01 December 2006

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations
for the Period Ending 30 September 2006

General Introduction
The following Management's Discussion and Analysis ("MD&A") of PHOENIX CANADA OIL COMPANY LIMITED, (the "Company"), for the interim period ending as of 30 September 2006, should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2005 which have been filed pursuant to the provisions of National Instrument 51-102. Copies of all relevant financial documents and earlier corporate filings to date may also be referenced on the regulatory filings website – www.SEDAR.com. This MD&A has been prepared as at 22 November 2006.

The Company's common shares are listed for trading on the TSX Venture Exchange (Symbol : PCO) and on the U.S. OTC BB (Symbol : PHXCF).

Company Overview
The proprietary Phoenix position in low cost hydrogen gas generation technology was validated by way of the recent grant of United States Patent No. 7,122,171 – which establishes the credibility of the "foundation" technology – producing hydrogen gas from a common water feedstock employing light energy from any source, but primarily solar. Phoenix, through its wholly-owned U.S. subsidiary, Phoenix International Energy Inc., has entered into an exclusive, worldwide Technology License Agreement ("Agreement") with a major U.S. research university. The Phoenix position of exclusivity licensed under the Agreement extends for 20 years beyond the initial 17-year patent term.

The innovative hydrogen technology project described herein, and in the accompanying Management's Report, is currently the Company's primary expansion and development thrust. The Company also engages in the review and evaluation of other prospective energy sector technology project participations that are on offer from time to time by industry and institutional entities – with special reference to the Company's current funding of the proprietary Hydrogen Gas Generation project which is more particularly described in the section – "Significant Current Events and Status." Phoenix may also employ limited cash resources or Treasury shares to acquire non-controlled or non-operated investments and equity interests in other resource and industrial businesses.

The Company retains modest-sized, minority, non-operated, working or royalty interests in several mature natural gas fields in Western Canada – and maintains non-controlling equity investment positions in related and unrelated public and private companies. The Company plans to bid in a late 2006-early 2007 Licensing Round for prospective offshore oil and gas rights in a South Asian nation where, in the late 1980's, the Company participated in a $2.7-million seismic exploration program, and now controls the technical data deriving from this expenditure (the project was operated by PetroCanada). No conclusion can presently be foreseen as to the successful outcome, or otherwise, of the Company's planned competitive

bidding on the foregoing, or other, international oil and gas exploration rights that may be offered for tenders.

The Company's Western Canada producing natural gas property interests are all minority working or royalty participations (in the overall, averaging 10% among such interests) in mature fields which are nearing depletion. These producing properties, all with a modest reserve life, are widely dispersed in Alberta and British Columbia.

Significant Current Events and Status
Hydrogen Gas Generation Technology Project
In late October, Phoenix announced that U.S. Patent No. 7,122,171 has been granted on the hydrogen gas generation technology held by our wholly-owned U.S. subsidiary, Phoenix International Energy Inc., under the long term Agreement.

Under the Agreement, the Company has committed to finance a $600,000 hydrogen generation research and development program on the proprietary catalytic ("Photoelectrochemical") conversion system designed to commercially produce low cost hydrogen gas, as a basic energy fuel resource derived from a common water substrate, or feedstock. The light-driven metallic catalysts convert solar or other light energy to chemical energy which generates the hydrogen gas fuel from the water feedstock.

Current hydrogen gas generation systems, widely used in refinery upgrading and refining, employ high cost, carbon emission-rich, and natural gas as the source feedstock. This process is considered environmentally and economically unsustainable over the medium to longer term. Currently, over 95% of the aggregate industrial hydrogen gas supply derives from the long established process of steam reformation of natural gas, resulting in depletion of hydrocarbon reserves to produce the steam and to source the hydrogen.

The Phoenix technology – a photoelectrochemical process – is defined as the innovative approach to hydrogen production by exploiting reactive catalytic metals, acting as "molecular machines" designed to operate at optimum stability and cost. The current R&D program has progressed to the stage of generation of measurable hydrogen gas. The broad range of intellectual property rights are safeguarded by the newly-issued U.S. Patent and by international patent protection under the International Patent Cooperation Treaty (PCT) process.

The widely publicized "Peak Oil" energy crisis theories are rooted in the perception that in the foreseeable, relatively near-term, future, the depletion of the world's economic hydrocarbon reserves is imminent. Recognized industry experts suggest that the "Peak Oil" "doomsday" scenario will climax considerably sooner than is now generally anticipated. "Broad-brush" industry statistics record that, to date, in the first 125 years of the current oil age, the first trillion barrels of world oil reserves have been produced. Over the next 30 years, the world's oil consumption trend is on track to deplete the second, finite, trillion barrels of oil reserves, so far as is now known. Accordingly, the virtually inexhaustible resources of hydrogen are increasingly recognized as the primary alternative to hydrocarbons for the planet's full range of essential energy and petrochemical requirements.

Direct hydrogen gas combustion for power generation will eliminate global warming issues, greenhouse gas emissions, air pollution and acid rain from coal-fired power plants, and the latent dangers of nuclear power generation requiring provisions for costly, long term,

radioactive waste disposal. The economic objective of the Phoenix technology is the production of a low cost alternative to hydrocarbon and nuclear fuels – hydrogen – at a relatively low capital cost and with inherently minimal operating costs. Commercial exploitation of universally available hydrogen resources will ensure the survival of our energy-dependent civilization.

Phoenix is financing its position in the hydrogen fuel generation technology project out of its current free Treasury cash resources. No requirement for Phoenix equity dilution is currently indicated for the foreseeable future.

Theralase Assets and Operations

Following an earlier *pro rata* distribution under a Plan of Arrangement of our sizeable Theralase Technologies Inc., share position, most longer term Phoenix shareholders now hold interesting direct and indirect equity positions in Theralase – as participants in its rapidly emerging, and currently profitable, biotech development business. Theralase has continued to report bottom-line profitability through the current 2006 fiscal year to date and remains an exception to the "burn rate" financial results generally reported by emerging biotech operations.

Theralase holds 100% of the equity in its operating subsidiary – Theralase Inc. of Markham, Ontario – an established medical device design, development, manufacturing and distribution business. The material stake held in Theralase offers Phoenix shareholders interesting corporate asset diversification and promising upside potential over the medium to longer term as several proprietary medical sector developments progress to North American and international commerciality.

Theralase is developing its proprietary, U.S. FDA-approved, laser medical device technology platform for recognized therapeutic applications in three broad and distinct healthcare markets; firstly, in the long established specialized pain management and therapy field – secondly, in the rapidly expanding wound healing, osteoporosis and bone restoration sectors – and thirdly, as an essential participant in a highly innovative and proprietary cancer therapy development program employing controlled photo-dynamic laser energy to target and destroy cancerous tumours first injected with special mixed-metal complexes.

Expansion of the healthcare markets in which Theralase is active will be driven by the inevitable progression of the developed world's demographics. People are living longer – long enough to become afflicted by aches and pains in many body joints, as well as through the deterioration of the body's soft tissue, cartilage and bone structures. The healthcare sectors dealing with wound healing and bone restoration, as well as with cancer therapy, are also directly impacted by the accelerating demographic aging of the population.

Financial Condition

At the end of the period under review, the Company's current assets and current liabilities remained substantially unchanged from that reported at the year-end (working capital aggregates approximately $9-million). The expenditure undertaking to date, aggregating about $128,000, for the hydrogen gas generation R&D project has been substantially defrayed by our investment income.

The quoted market valuation of our equity investment positions has moderately declined from the prior year due to financial market conditions (to $1,439,000, from $1,900,000 at

the year-end). The Company maintains its material direct equity stake in Theralase Technologies Inc. – a progressive and profitable emerging biotech development firm – comprising 2,469,467 Theralase shares – equivalent to about one-half a Theralase share for each Phoenix share. Based on recent market prices for Theralase shares, the valuation of this equity interest comprises a significant asset supporting the current market price of Phoenix shares. In the event that a future corporate transaction results in a change in control of Phoenix, the Company will consider the *pro rata* distribution of its Theralase position to our shareholders.

Results of Operations

Investment income improved from the year earlier period – from $189,456 to $281,399 – but remained modest considering the Company's substantial cash and equivalent asset position due to the restrained short term market interest rate environment. No transactions impacting the Company's equity investment positions were recorded during the period under review.

Oil and gas production revenue for the period under review (the 9-months ending 30 September 2006) declined to $50,000 from $124,000 for last year's period, largely due to well workovers, extended maintenance and re-equipment shutdowns, and accelerating reservoir depletion. The returns from the Company's minority interest, non-operated, natural gas production remain marginal and unpredictable due to low natural gas prices, unforeseen operating and maintenance expenses, and continuing reservoir depletion, common to the modest, mature gas producing interests held by the Company in Alberta and British Columbia.

Direct operating expenses (not including oil and gas royalties) increased from $20,742 the prior year to $49,383 this year, which reflected the increasing rework and maintenance requirements on the mature gas producing properties. Administration and general expenses, which increased from $178,600 to $193,820 this year, largely reflect due diligence investigation expenses deriving from the evaluations of new business opportunities presented to the Company. Net income, after income tax provisions, for the current period declined to $45,244, compared with $83,539 for the prior year, which reflected reduced gas production income and increased general operating expenses. The reportable net earnings per share for both the current and prior year periods were positive, but modest – a profit of about one cent per share in both periods.

Assets (other than Cash and Equivalents, and Gas Properties)

The Company's primary marketable equity investment position remained unchanged, comprising 2,469,467 common shares in Theralase Technologies Inc. (about one-half a Theralase share for each Phoenix share), and 389,729 common shares in Starrex Mining Corporation Ltd., (about 11.4% of its issued capital). Both of these listed, publicly-traded companies are active and operating reporting issuers presently listed on the TSX Venture Exchange (Starrex on the NEX Board) and are deemed related to the Company by virtue of their related major shareholders.

Cash Flow Statement

Except for nominal deferred exploration and development expenditures, the cash flows were governed by the varying maturities of the primarily short term financial instrument investments held and transacted by the Company. This year no outstanding Company shares were repurchased to date, compared with the aggregate amount of $14,975 expended the

previous year. The capitalized investment of the Company in the proprietary hydrogen gas generation research and development project aggregated $127,983 at the end of the current period.

Liquidity and Capital Resources

At the end of the period under review, current assets (cash and cash equivalents) aggregated $9,164,811, substantially unchanged from the amount of $9,152,873 recorded at the prior year-end. Current liabilities of $189,304 were also basically unchanged from the $182,618 recorded at the prior year-end, the difference partly reflecting increased corporate income tax provisions.

Nominal Phoenix Share Valuation

Based on the currently less than 5.1-million Phoenix common shares outstanding (5,065,994 shares at the date hereof), each share has a nominal value, practically all in cash and listed marketable securities, and including the value of our Western Canada natural gas interests, not significantly below our recent market trading price – but which does not include the intangible valuation that can be attributed to our seasoned, widely-distributed North American shareholder base -- and to the growth potential of the Company's auspicious position in the research and development of the recently patented hydrogen gas generation technology

Share Capital Analysis

At the date of this MD&A, the issued share capital of the Company comprises exclusively 5,065,994 common shares, the same as at the 2005 year-end. There are no dilutive securities currently outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new share capital. No Director or management incentive share options are currently issued or outstanding. The Company's earlier Normal Course Issuer Bid expired 14 November 2005, without further action taken for its extension. The 28,000 issued Company shares purchased under the expired Bid were returned to the Treasury for cancellation.

Quarterly Information

Due to the non-operated status of the Company's current ongoing natural gas production operations, all modest and mature in aggregate size and recoverable reserves, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Segmented Information

The statements and projections herein shall be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the development, production and maintenance of Western Canada natural gas properties, without their differentiation as to geographic areas or locations until and unless more advanced expenditures or investments are undertaken on a major commercial production project or projects in which material Company resources are or will be committed.

Use of Financial Instruments

The Company has not undertaken any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so. Management

does not consider that the scale and nature of the Company's current operations warrant the consideration of such financial instruments at this time.

Selected Financial Information and Accounting Policies

The audited Consolidated Financial Statements for the period ending 31 December 2005, and all other Financial Statements referred to herein, have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied. All amounts and currencies reported in this MD&A are in Canadian dollars, unless otherwise noted. The ongoing accounting policies are more particularly described in the Notes to the audited Consolidated Financial Statements for the fiscal year ending 31 December 2005. Please refer to the Company's relevant financial reports on the regulatory filings website – www.SEDAR.com.

Transactions with Related Parties

The Company's related party transactions deal primarily with routine payments of administrative and professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid on an annual basis and are described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2005.

The remuneration of Directors is based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during the 2005 fiscal year, and during the year 2006 to date.

Regulatory, Environmental and Other Risk Factors

The Company currently does not directly manage or control field exploration and development operations which may make it subject to various governing laws and regulations, including, without limitation, on environmental and health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in the management or control of such field operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international laws and standards. Current business operations of other companies with which joint ventures are conducted comprise minority, non-operated, natural gas production or equity interests which are operated by their senior managements and employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Forward-Looking Statements

This MD&A contains forward-looking statements, including references to development plans, corporate growth, plans for negotiations in progress and due diligence investigational activities, and dates by which certain results may be expected, including, without limitation, findings made during the course of the current research and development program on the Company's proprietary hydrogen generation project. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources

of debt and equity capital; competitive actions by other companies; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the Company's ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including tax increases ; decisions or approvals by administrative tribunals; changes in environmental and other regulations; risks attendant with general oil and gas operations; the outcome of complex research and development activities; and other factors, all or most of which are beyond the control of the Company. These factors are discussed in expanded detail in the interim filings made by the Company with the securities regulatory bodies and Stock Exchange having jurisdiction. Readers are cautioned that the foregoing list of important business and operating factors for consideration by current and prospective shareholders and investors is not necessarily exhaustive nor conclusive.

Furthermore, the forward-looking statements contained in this MD&A are made as of the date hereof and the Company does not undertake any obligations to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Outlook

The Company initiates and participates in projects comparable to those described in the sections "Company Overview" and "Significant Current Events and Status." The competitive application procedures for international bidding in which Phoenix may be interested makes it difficult for independents to compete with the "deep-pocket" majors. The Company also regularly reviews diverse project and equity investment offerings in the resource and industrial sectors. Due diligence investigations are conducted in-house, or with specialized consultants.

Management considers that the Company's net free cash resources, and including its material holdings of marketable securities, its modest current capitalization, and its widespread North American shareholder base, can combine to secure a sound business combination with a reasonably tangible upside potential. Management initially considers prospective M&A or investment proposals on the record of integrity and industry experience of the target company's principals. The principals must also provide clear evidence of their long term financial commitment to the business.

On Behalf of the Board:
per: S. Donald Moore, President
22 November 2006

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Balance Sheets, as at September 30, 2006 and December 31, 2005
(Prepared from Company records)
Unaudited

	Unaudited September 30, 2006	**Audited December 31, 2005**
ASSETS		
Current Assets		
Cash and cash equivalents	$7,547,957	$6,763,919
Short-term investments (quoted market value; 2006 -$1,582,020; 2005- $2,303,022)	1,559,646	2,347,916
Accounts receivable	52,351	33,704
Prepaid expenses	4,857	7,334
	9,164,811	9,152,873
INTEREST IN AND EXPENDITURES ON		
Oil and gas properties – Net	143,132	161,002
LONG TERM INVESTMENTS AND ADVANCES		
(quoted market value; 2006- $1,439,169; 2005- $1,911,211)	83,858	83,643
Hydrogen generation project development cost	127,983	70,584
Equipment, Net	3,065	2,817
	358,038	318,046
	$ 9,522,849	**$9,470,919**
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 176,815	$ 156,881
Income taxes payable	12,489	25,737
	189,304	182,618
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorized		
Unlimited number of common shares without par value		
Issued		
5,065,994 shares (30 Sept.2006 & 31 Dec.2005)	4,524,365	4,524,365
Retained Earnings	4,809,180	4,763,936
	9,333,545	9,288,301
	$ 9,522,849	$9,470,919

NOTICE TO READER

The accompanying unaudited interim Consolidated Financial Statements of PHOENIX CANADA OIL COMPANY LIMITED, (THE "Corporation") for the period ended 30 September 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation. These statements have not been reviewed by the Corporation's external auditors and should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December, 2005.

Dated: November 17, 2006

(signed) (signed)

"S. Donald Moore"
President and Chief Executive Officer

"J. A. Murphy"
Secretary-Treasurer and Chief Financial Officer

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Statements of Operations and Retained Earnings
(Prepared from the Books of Account)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
REVENUE				
Oil and gas income	$ 3,007	$ 22,543	$ 50,151	$ 123,934
Cost of Sales				
Direct operating and amortization expenses	17,990	9,998	49,333	20,742
Royalties	(141)	1,920	11,544	29,267
	17,849	11,918	60,877	50,009
Gross profit (Loss)	(14,842)	**10,625**	(10,726)	73,925
EXPENSES				
Administration and general	67,874	62,387	193,820	178,598
Amortization of capital assets	206	195	508	575
Interest charges	2,399	664	2,430	669
	(70,479)	(63,246)	(196,758)	(179,842)
Loss before the undernoted	(85,321)	**(52,621)**	**(207,484)**	(105,917)
Investment income	97,724	**63,140**	**281,399**	189,456
Gain on sale of securities	- 0 -	- 0 -	4,794	- 0 -
Income before the provision for income taxes	12,403	10,519	78,709	83,539
Prior years income tax adjustment	- 0 -	- 0 -	(10,976)	- 0 -
Provision for Income taxes	(4,170)	- 0 -	(22,489)	- 0 -
Net Income for the Period	8,233	**10,519**	**45,244**	83,539
Retained Earnings, beginning of period	4,800,947	**4,766,037**	**4,763,936**	4,707,992
Shares repurchased for cancellation	- 0 -	- 0 -	- 0 -	(14,975)
Retained Earnings, end of Period	**$4,809,180**	**$4,776,556**	**$4,809,180**	**$4,776,556**
Earnings per share	**$ 0.0016**	**$ 0.0021**	**$ 0.0089**	**$ 0.0165**

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Statement of Cash Flows
(Prepared from Company Records)
Unaudited

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash flow from Operating Activies				
Net Income for the Period	$ 8,233	$ 10,519	$ 45,244	$ 83,539
Items not affecting cash				
Amortization of capital assets	206	195	508	575
Amortization of oil & gas properties	8,377	- 0 -	25,047	- 0 -
Gain on disposal of investments	- 0 -	- 0 -	(4,794)	- 0 -
	16,816	10,714	66,005	84,114
Other sources (uses) of cash from operations				
Accounts receivable	(17,038)	11,534	(18,647)	20,497
Income taxes recoverable	- 0 -	- 0 -	- 0 -	9,287
Accts payable & accrued liabilities	6,269	72,699	19,934	57,213
Income taxes payable	(5,830)	- 0 -	(13,248)	- 0 -
Prepaid expenses	(675)	- 0 -	2,477	- 0 -
	(17,274)	84,233	(9,484)	86,997
Cash flow from investing activities				
Short-term investments	(48,600)	(43,426)	793,064	(310,219)
Long term investments and advances	- 0 -	(353)	(215)	(353)
Expenditures on oil & gas properties	(340)	(3,293)	(7,177)	(3,713)
Hydrogen generation project development costs	(11,286)	(68,757)	(57,399)	(68,757)
Capital assets	(756)	(63)	(756)	(63)
	(60,982)	(115,892)	727,517	(383,105)
Cash flow from financing activities				
Shares repurchased for cancellation	- 0 -	- 0 -	- 0 -	(39,982)
Increase (decrease) in cash equivalents	(61,440)	(20,945)	784,038	(251,976)
Cash & cash equivalents beginning of period	7,609,397	37,634	6,763,919	268,665
Cash and cash equivalents end of period	$7,547,957	$ 16,689	$ 7,547,957	$ 16,689
Supplemental Disclosure of cash flow information				
Interest received	$ 91,142	$ 49,655	$ 270,112	$ 175,971
Interest paid	$ 2,399	$ 664	$ 2,430	$ 669
Income taxes paid	$ 10,000	$ - 0 -	$ 46,713	$ 8,304
Income taxes received	$ - 0 -	$ - 0 -	$ - 0 -	$ 12,000

Phoenix Canada Oil Company Limited
Notes to Consolidated Financial Statements
September 30, 2006 - Unaudited

(1) Accounting Policies. The Management of Phoenix Canada Oil Company Limited (the "Company") has prepared these unaudited Consolidated Financial Statements for the nine months ended September 30, 2006 in accordance with Canadian generally accepted accounting principles. These Financial Statements should be read in conjunction with the audited December 31, 2005 Consolidated Financial Statements.

(2) These unaudited interim Consolidated Financial Statements follow the same accounting policies as the December 31, 2005 audited Consolidated Financial Statements.

(3) Certain comparative figures for the period may have been reclassified to current period's presentation.

(4) Capital Stock – as at September 30, 2006 there were 5,065,994 common shares issued and outstanding (September 30, 2005 – 5,065,994 common shares outstanding).

(5) Long-term Investments and Advances	September 30, 2006	December 31, 2005
385,729 shares (2005 – 385,729) in Starrex Mining Corporation Ltd.;(quoted market value; 2006 - $204,436; 2005 - $231,437)	$ 4,164	$ 4,164
2,469,467 shares (2005 - 2,469,467) in Theralase Technologies Inc.;(quoted market value; 2006 - $1,234,733; 2005 - $1,679,238)	78,943	78,943
Other investments & advances	751	536
	$ 83,858	$ 83,643